EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations	$207,795	$160,063	$53,104	$53,742	$54,550
Add:
Income tax expense/(benefit)	(16,948)	(33,649)	6,083	15,735	26,365
Amortization of capitalized interest	1,876	2,408	2,501	2,531	2,625

	192,723	128,822	61,688	72,008	83,540

Adjustments to earnings for fixed charges:
Interest and other financial charges	46,961	46,718	48,738	62,383	70,314
Interest factor attributable to rentals	722	476	288	823	1,633

	47,683	47,194	49,026	63,206	71,947

Earnings as adjusted	$240,406	$176,016	$110,714	$135,214	$155,487

Fixed Charges:
Total fixed charges from above	$47,683	$47,194	$49,026	$63,206	$71,947

Ratio of earnings as adjusted to total fixed charges	5.04	3.73	2.26	2.14	2.16